UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934 (Amendment No. 68)*

                          COLLINS & AIKMAN CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   194830 10 5
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                                 (CUSIP Number)

                        W. Leslie Duffy, Esq. Jonathan A.
                                 Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 16, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                                (b) / /

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
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                                 7          SOLE VOTING POWER
          NUMBER OF                         31,824,772*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            31,824,772*

                                 10         SHARED DISPOSITIVE POWER
                                            None

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   31,824,772*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       38%

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14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)

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* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                                (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                        / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
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                                 7          SOLE VOTING POWER
          NUMBER OF                         385,586*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            385,586

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    385,586*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     / /
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .46%

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14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

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* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (K1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
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                                 7          SOLE VOTING POWER
          NUMBER OF                         250, 086*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            250,086*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

                                    250,086*
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .30%
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14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
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* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


CUSIP No. 194830 10 5
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                               (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
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                                 7          SOLE VOTING POWER
          NUMBER OF                         75,028*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            75,028*

                                 10         SHARED DISPOSITIVE POWER
                                            None

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     75,028*

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .09%
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14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
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* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                 (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         30,586,229*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            30,586,229*

                                 10         SHARED DISPOSITIVE POWER
                                            None

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   30,586,229*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      36.6%
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14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------


* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DAVID A. STOCKMAN
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                                (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
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                                 7          SOLE VOTING POWER
          NUMBER OF                         100,175*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            100,175*

                                 10         SHARED DISPOSITIVE POWER
                                            None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    100,175*
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .12%
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14       TYPE OF REPORTING PERSON

--------------------------------------------------------------------------------

* Heartland Industrial Associates L.L.C. ( "HIA") is the general partner of Heartland funds which funds owns 31,824,772 shares of common stock. Mr. Stockman is the managing partner of HIA. Mr. Stockman disclaims beneficial ownership of such shares.

     This Amendment No. 68 amends the Schedule 13D (the "Schedule 13D") previously filed with the Securities and Exchange Commission, jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership (HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPK1 and HIPC1, the "Reporting Heartland Entities") and David A. Stockman, with respect to the common stock, par value $.01 (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D, as amended prior to the date hereof.

     All share numbers in this filing (including on the cover page) give effect to the one-for-2.5 reverse stock split (The "Split") effected by the Company in May 2002. This needs to be considered in comparing the information against previous filings. This filing is being made to reflect principally certain open market purchases of 45,000 shares of Common Stock in aggregate effected by the Reporting Heartland Entities on June 16, 2004 and June 17, 2004 and 15,000 shares of Common Stock in aggregate effected by David Stockman on June 16, 2004 and June 17, 2004.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by the addition of the following paragraphs:

     All of the funds for purchases effected on June 16, 2004 and June 17, 2004 by the Reporting Heartland Entities were directly or indirectly derived from contributions made by the limited partners, general partner and members, as applicable, of each of the Reporting Heartland Entities. As a result of share purchases, the Reporting Heartland Entities acquired an aggregate of an additional 45,000 shares of Common Stock on June 16, 2004 and June 17, 2004.

     David Stockman used his personal funds to acquire an aggregate of 15,000 shares of Common Stock on June 16, 2004 and June 17, 2004.

Item 4. Purpose of the Transaction.

     Item 4 is hereby amended by the addition of the following paragraph:

     The purchase of 45,000 additional shares of Common Stock on June 16, 2004 and June 17, 2004 by the Reporting Heartland Entities and the 15,000 shares of Common Stock purchased by David Stockman on June 16, 2004 and June 17, 2004, in an individual capacity, were in furtherance of their previously described intentions and was undertaken at this time in light of applicable trading prices.

Item 5. Interest in Securities in Collins & Aikman Corporation.

     Item 5 is hereby amended by substituting the 1st, 2nd and 3rd paragraphs for the following:

     (a)-(c) At the close of business on June 17, 2004, the Reporting Heartland Entities beneficially owned (and have sole power to vote and sole power to dispose of) an aggregate of 31,824,772 shares of common stock, representing approximately 38% of the outstanding common stock. David A. Stockman and the other members of HIA may be deemed to be the beneficial owner of the securities held by the Reporting Heartland Entities. David A. Stockman and such members disclaim such beneficial ownership. 45,000 shares of common stock were acquired on June 16, 2004 and June 17, 2004 in two transactions at a weighted average price of $5.5 per share. At the close of business on June 17, 2004 David Stockman, in an individual capacity beneficially owned (and has sole power to vote and sole power to dispose of) an aggregate of 100,175 shares of common stock, representing approximately .12% of the outstanding common stock.

     The ownership of each of the Reporting Heartland Entities is set forth in the following table.


                                              Shares of
           Shareholder                       Common Stock               Percent
           -----------                       ------------               -------

Heartland Industrial Associates               31,824,772                  38%
L.L.C.
Heartland Industrial Partners (FF),             385,586                   .46%
L.P.
Heartland Industrial Partners                   250,086                   .30%
(K1), L.P.
Heartland Industrial Partners                   75,028                    .09%
(C1), L.P.
Heartland Industrial Partners,                30,586,229                 36.6%
L.P.

     The foregoing percentages are based on 83,630,087 shares of common stock of the Company outstanding on February 26, 2004.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2004



                                 Heartland Industrial Associates L.L.C.

                                 Heartland Industrial Partners (FF), L.P.,

                                 Heartland Industrial Partners (K1), L.P.,

                                 Heartland Industrial Partners (C1), L.P.,

                                 Heartland Industrial Partners, L.P.



                                 By:  /s/ David A. Stockman
                                      --------------------------------------
                                      David A. Stockman

                                 David Stockman, in his individual capacity

                                 /s/ David A. Stockman
                                 ----------------------